Exhibit 99.1

Pyxis Tankers Announces Results of its 2022 Annual Meeting of Shareholders &

Implementation of Common Stock Reverse Split, Effective May 13, 2022

Maroussi, Greece, May 11, 2022 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), (the “Company”), an international pure play product tanker company, today announced that its 2022 Annual Meeting of Shareholders (the “AMS”) was duly held on May 11, 2022 in London, U.K. At the AMS, the following proposals were approved and adopted:

1)	The re-election of Mr. Aristides J. Pittas to serve as the Company’s Class II Director until the 2025 Annual Meeting of Shareholders, and

2)	To amend the Company’s Articles of Incorporation to effect one or more reverse stock splits of the Company’s issued common stock, par value $0.001 (the “Common Shares”), at a ratio of not less than one-for-four and not more than one-for-ten and in the aggregate at a ratio of not more than one-for-ten, inclusive, with the exact ratio to be set at a whole number within this range to be determined by the Company’s board of directors (the “Board”), or any duly constituted committee thereof, in its discretion, and to authorize the Board to implement any such reverse stock split by filing any such amendment to the Company’s Articles of Incorporation with the Registrar of Corporations of the Republic of the Marshall Islands (each an “Amendment”) at any time following such approval (the “Reverse Stock Split”).

Following the AMS, the Board approved the filing of an Amendment to effect a Reverse Stock Split in the ratio of one for four outstanding Common Shares, to take effect on Friday, May 13, 2022. Beginning on such date, the Company’s Common Shares will trade on a split-adjusted basis on the Nasdaq Capital Markets with a new assigned CUSIP number of Y71726130.

When the reverse stock split becomes effective, every four of the Company’s issued and outstanding Common Shares will be combined into one issued and outstanding Common Share, without any change to the par value of $0.001 per share or any shareholder’s ownership percentage of the Common Shares. This will reduce the number of outstanding Common Shares from 42,455,857 shares to 10,613,964.

No fractional shares will be issued in connection with the Reverse Stock Split. Shareholders who would otherwise receive a fraction of a Common Share of the Company will receive a cash payment in lieu thereof.

The Reverse Stock Split is undertaken with the objective of meeting the minimum $1.00 per share requirement for maintaining the listing of the Common Shares on Nasdaq.

Furthermore, following the Reverse Stock Split, (a) the Conversion Price, as defined in the Certification of Designation of the Company’s 7.75% Series A Cumulative Convertible Preferred Shares (NASDAQ Cap Mkts: PXSAP) (the “Series A Preferred”), of the Series A Preferred will be adjusted from $1.40 to $5.60 and (b) the Exercise Price, as defined in the Company’s Warrants to purchase Common Shares (NASDAQ Cap Mkts: PXSAW) (the “Warrant”) will be adjusted from $1.40 to $5.60.

Additional information about the reverse stock split can be found in the Company’s proxy statement furnished to the Securities and Exchange Commission on April 21, 2022, a copy of which is available at www.sec.gov. or the Company’s website- www.pyxistankers.com.

1

About Pyxis Tankers Inc.

We currently own a modern fleet of five tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. We are positioned to opportunistically expand and maximize our fleet due to competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com.

Forward Looking Statements

This press release includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995 in order to encourage companies to provide prospective information about their business. These statements include statements about our plans, strategies, goals financial performance, prospects or future events or performance and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expects,” “seeks,” “predict,” “schedule,” “projects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will,” “should,” “would,” “potential,” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. All statements that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of COVID-19 on our financial condition and operations and the product tanker industry, in general, are forward-looking statements. Such forward-looking statements are necessarily based upon estimates and assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results may differ, possibly materially, from those anticipated in these forward-looking statements as a result of certain factors, including changes in the Company’s financial resources and operational capabilities and as a result of certain other factors listed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. For more information about risks and uncertainties associated with our business, please refer to our filings with the U.S. Securities and Exchange Commission, including without limitation, under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any information in this press release, including forward-looking statements, to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

2

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.

3